Snow Lake Welcomes the Designation of Uranium as a Critical Mineral
by the U.S. Government

Winnipeg, Manitoba, November 10, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake"), a U.S. focused nuclear fuel cycle company, welcomes the U.S. Geological Survey's designation of uranium as a critical mineral in the Final 2025 List of Critical Minerals released on November 7, 2025.  This is a landmark designation and confirms uranium's essential role in U.S. national, economic and energy security.

Highlights

● U.S. Geological Survey recognizes uranium as critical to national and economic security

● Designation supports the development of a secure, domestic nuclear fuel supply chain

● U.S. industry participants may become eligible for federal funding, permitting, and procurement advantages

● Aligns the U.S. domestic uranium industry with the highest strategic priorities of the U.S.

Snow Lake CEO Remarks

"This is a pivotal moment for the U.S. uranium industry" said Frank Wheatley, CEO of Snow Lake.  "This confirms that a reliable, domestic uranium supply chain is essential for national, economic and energy security.  Snow Lake is advancing a vertically integrated, U.S. focused nuclear fuel cycle company based on three distinct pillars: uranium mining, uranium enrichment, and the deployment of small modular reactors."

Mr. Wheatley continued: "We expect this designation to accelerate U.S. Government action to rebuild U.S. nuclear independence and support companies committed to building a domestic uranium supply chain."

About the Critical Mineral Designation

The U.S. Geological Survey's designation followed a U.S. Department of Energy recommendation recognizing uranium's strategic importance to both civilian energy and U.S. defense capabilities.  This designation may enable qualifying uranium projects to access government loan programs, grant funding, and FAST-41 streamlined permitting pathways.  It may also influence the ongoing Section 232 review regarding imports of foreign-sourced uranium.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd. is a Canadian nuclear fuel cycle and critical minerals company listed on Nasdaq:LITM, with a portfolio of U.S. focused uranium projects, together with interests in next-generation uranium enrichment and small modular reactors.  The Pine Ridge uranium project is an exploration stage project located in Wyoming, United States and the Engo Valley uranium project is an exploration stage project located on the Skeleton Coast of Namibia.  Snow Lake also holds a portfolio of additional exploration stage critical minerals projects located in Manitoba, as well as investments in a number of public companies with critical minerals assets, including rare earths and lithium, in North America. Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

For Further Information:

Frank Wheatley	Investor Relations
Chief Executive Officer	info@snowlakelithium.com
fw@snowlakelithium.com